Raymond James Financial, Inc. Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Filer:	**-NOT DEFINED-**
Form Type:	**8-K**
Reporting Period / Event Date:	**02/25/08**
Customer Service Representative:	**-NOT DEFINED-**
Revision Number:	**-NOT DEFINED-**

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EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Jennifer C. Ackart
Submission Contact Phone Number	1-727-567-4303
Exchange	NYSE
Confirming Copy	off
Filer CIK	0000720005
Filer CCC	xxxxxxxx
Period of Report	02/25/08
Item IDs	7.01
	9.01
Notify via Filing website Only	off
Emails	nancy.rice@raymondjames.com
	doug.krueger@raymondjames.com
	jennifer.ackart@raymondjames.com
	kenneth.armstrong@raymondjames.com

Documents

8-K	k8022508.htm
	8-K February 25, 2008
EX-99.1	exhibit99_1.htm
	Press Release - Operating Data for January 2008
GRAPHIC	logo.jpg

Module and Segment References

```xml
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <popup sid="SubSro_sroId_"><value>NYSE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>

                <field sid="SubTable_periodOfReport_"><value>02/25/08</value></field>
                <combobox sid="SubItem_itemId_"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8022508.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8-K February 25, 2008</value></field>
                <data sid="data1"><filename>k8022508.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>exhibit99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>Press Release - Operating Data for January 2008</value></field>
                <data sid="data2"><filename>exhibit99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>logo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <data sid="data3"><filename>logo.jpg</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>nancy.rice@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>kenneth.armstrong@raymondjames.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

February 25, 2008

Date of report (date of earliest event reported)

Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida

(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716

(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000

(Registrant's Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On February 25, 2008, Raymond James Financial, Inc. issued a press release disclosing operating data for January 2008. A copy of the release is attached as Exhibit 99.1 to this report.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates them by reference.

Item 9.01 Financial Statements and Exhibits

     (d) The following are filed as exhibits to this report:

Exhibit No.

    99.1 Press release dated February 25, 2008 issued by Raymond James Financial, Inc.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: February 25, 2008   By: /s/ Jeffrey P. Julien
                           Jeffrey P. Julien
                           Senior Vice President - Finance
                           and Chief Financial Officer

Exhibit 99.1

RAYMOND JAMES®

February 25, 2008   FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL, INC.
REPORTS JANUARY 2008 OPERATING DATA

ST. PETERSBURG, Fla. – In an effort to provide timely information to enable analysts and investors to stay better informed about the general trends in our major business segments, we are releasing selected operating statistics. Due to the limited nature of this data, a consistent correlation to earnings should not be assumed.

"While the nine percent increase in commissions in January is better than one might expect, we are beginning to see the loss of momentum that one would anticipate from the downward movement in the equity markets, generally, and, in the financial services sector, specifically. Given the loss of confidence in the financial sector generated by subprime and now reinforced by the lack of liquidity in auction rate securities, against a generally weakening economy and increasing rates of inflation, I expect this situation to worsen over the balance of our fiscal year," stated Chairman and CEO Thomas A. James.

"Furthermore, the declining spreads in net interest earnings are producing negative comparisons to last year in spite of growing cash balances. We expect the return of more normal levels of net interest earnings in March.

"As indicated in our comparative industry statistics, new issue activity has virtually stopped, which affects investment banking profits and the margins in both institutional and private client group profitability. There is a pipeline of deals for when conditions improve," James continued.

"Although net sales in asset management continue to be positive, spurred by very good relative performance by our portfolio managers, declining assets under management occasioned by lower equity prices will reduce asset management revenues.

"In spite of the conditions described above, recruiting activity, prompted by the continuing changes in the securities industry, is still vibrant. This success, complemented by selective high-quality recruiting activity in other sectors, augers well for long-term growth."

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principalwholly owned broker/dealers (Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd.) and Raymond James Investment Services Limited, a majority-owned independent contractor subsidiary in the United Kingdom, have a total of more than 4,770 financial advisors serving approximately 1.6 million accounts in 2,200 locations throughout the United States, Canadaand overseas. In addition, total client assets are currently $211billion, of which approximately $35.8billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding economic conditions, management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2007 annual report on Form 10-K which is available on raymondjames.com and sec.gov.

	January 2008 (21 business days)	January 2007 (21 business days)	December 2007 (20 business days)
Securities commissions/fees [1]	$163.6 mil.	$ 150.4 mil.	$154.3 mil.
Assets under management [2]	$35.8 bil.	$ 34.6 bil.	$37.3 bil.
# of managed/co-managed underwritings [3]	1	8	11
Total customer assets under administration	$211.0 bil.	$ 194.7 bil.	$217.5 bil.
Raymond James Bank Total Assets [4]	$7.6 bil.	$3.4 bil.	$6.8 bil.

(1) Includes all securities commissions and fees generated by our financial advisors, both private client and institutional.

(2) This is the primary revenue driver for the asset management segment. Investment advisory fees are based on a percentage of assets at either a single point in time within the quarter, typically the beginning or end of a quarter, or the "average daily" balances of assets under management.

(3) This is only one of several key revenue sources for the capital markets segment; other key revenue sources include institutional sales commissions and transaction fees.

(4) This illustrates the progress made in growing the use of Raymond James Bank as a cash sweep option for brokerage clients, thus increasing the company's net interest earnings.

-30-

For more information, contact Anthea Penroseat 727-567-2824
Please visit the Raymond James Press Centerat raymondjames.com/media.